SCHEDULE 13D
CUSIP No. 190345 10 8

EXHIBIT 2

JB Capital Partners 5 Evan Place Armonk, New York 10504 (914) 273-4709

May 22, 2006

Mr. Thomas McGuire Chairman of the Board The Coast Distribution System, Inc. 350 Woodview Avenue Morgan Hill, CA 95037

To: Board of Directors

       The Coast Distribution System, Inc.

I am writing to you regarding the May 5, 2006 proposal by Bell Industries, Inc. to acquire Coast Distribution (“Coast”) for $8.10 per share.  This proposal is not in the best interest of the shareholders of Coast.  I am pleased that the Board of Directors rejected this proposal and the Board understands their fiduciary responsibility is to the shareholders of Coast.  A merger or combination with Bell Industries will not benefit the shareholders of Coast.

The best strategy for Coast is to continue adding new proprietary products, to improve operating efficiencies and to provide the best customer service in the industry. Over the last few years, this strategy has resulted in higher revenues, earnings and an improved balance sheet.  Shareholders of Coast have benefited from a cash dividend, a stock repurchase plan and of course a higher stock price.

In the last year Coast developed a new distribution hub in Visalia California and became the sole distributor of Kipor inverter generators in North America.  Growing the Coast business should remain the primary focus of the Board of Directors of Coast at this time.  Coast is in the early stages of producing superior financial results and the Board is correct in continuing the current strategy.

JB Capital Partners L.P., an investment limited partnership and my personal holdings own 294,900 shares of Coast Distribution common stock or 6.7 % of the outstanding shares.  I trust the Board of Directors will continue to focus on maximizing shareholder value for Coast shareholders and continue to reject the merger proposal from Bell Industries.

Sincerely,

Alan W. Weber